UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 24, 2025

Date of Report (Date of earliest event reported)

JVSPAC Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41922	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

G/F Hang Tak Building 1 Electric Street Wan Chai Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	JVSAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, no par value	JVSA	The Nasdaq Stock Market LLC
Rights	JVSAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 24, 2025, JVSPAC Acquisition Corp. (the “Company” or “JVSPAC”) convened its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, holders of 6,688,579 ordinary shares of JVSPAC (the “Ordinary Shares”) were present in person or by proxy, representing approximately 87.0 % of the total Ordinary Shares as of May 23, 2025, the record date for the Extraordinary General Meeting, and constituting a quorum. The proposals listed below are described in detail in the proxy statement/prospectus filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 2, 2025 (the “Proxy Statement”), which was first mailed by the Company to its shareholders on or about June 2, 2025.

At the Extraordinary General Meeting, the shareholders approved the SPAC Merger Proposal, the Advisory Governance Proposal A to E, and the Nasdaq Proposal.

A summary of the voting results at the Special Meeting is set forth below:

1.	Proposal No. 1 — The SPAC Merger Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,530	1,553,049	0	0

2.	Proposal No. 2 — The Advisory Governance Proposals Advisory Governance Proposal A

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,529	1,553,049	1	0

Advisory Governance Proposal B

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,530	1,553,049	0	0

Advisory Governance Proposal C

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,529	1,553,050	0	0

Advisory Governance Proposal D

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,529	1,553,050	0	0

Advisory Governance Proposal E

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,529	1,553,049	1	0

3.	Proposal No. 3 — The Nasdaq Proposal

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
5,135,530	1,553,049	0	0

An aggregate of 5,671,352 Ordinary Shares were tendered for redemption. The Company plans to close the Business Combination transaction as soon as possible and will continue to accept reversal of redemption requests until closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2025

JVSPAC ACQUISITION CORP.

By:	/s/ Claudius Tsang
Name:	Claudius Tsang
Title:	Chief Financial Officer

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